Exhibit (b)(1)(iv)

Fleet National Bank 100 Federal Street Boston, Massachusetts 02110	Banknorth, N.A. 7 New England Executive Park Burlington, Massachusetts 01803

May 7, 2003

Perini Corporation

73 Mt. Wayte Avenue

Framingham, Massachusetts 01701

Attn.:    Susan C. Mellace, Vice President and Treasurer

Re:        $50,000,000 Senior Credit Facilities

Dear Ms. Mellace:

We refer to the Credit Agreement dated January 23, 2002 among Perini Corporation (the “Company”), Fleet National Bank, as Administrative Agent (the “Administrative Agent”) and as a lender (“Fleet”) and Banknorth, N.A. (“Banknorth,” and, collectively with Fleet, the “Lenders”), as amended by a First Amendment and Waiver dated as of February 14, 2003 (as amended, the “Agreement”).

As permitted by our letter dated March 27, 2003, the Company made an offer on March 31, 2003 to its preferred shareholders to purchase for cash up to 900,000 shares of the Company’s $2.125 Depositary Convertible Exchangeable Preferred Shares at $20.00 net per share (the “Offer”), such offer to expire at 5:00 P.M. New York City time on Friday, May 9, 2003, unless extended to a date not later than sixty days from the date of the Offer.

The Company has requested that the undersigned consent to an amendment to the Offer that increases the per share price to a price not to exceed $25.00, such amended offer to be made prior to May 14, 2003 and to remain open not later than July 15, 2003 (the “Transaction”). You have also submitted a pro forma balance sheet for the Company as of December 31, 2002 giving effect to this intended transaction assuming a purchase price of $25.00 (the “Pro Forma Balance Sheet”).

In reliance on the accuracy of the Pro Forma Balance Sheet, the Lenders hereby consent to the Transaction and waive any restrictions or prohibitions on or against the Transaction contained in the Agreement, including, without limitation, the restrictions and prohibitions contained in Section 5.12 of the Agreement. This waiver is limited solely to the Transaction and is not, nor shall it be construed as, a waiver of the Company’s compliance with any other covenant or provision under the Agreement. Nothing in this paragraph shall be construed to be an amendment of any provision of the Agreement and, except as otherwise expressly provided

Perini Corporation

May 7, 2003

herein, all of the provisions of the Agreement shall remain in full force and effect. This consent is valid for purchases made through and including July 15, 2003.

Sincerely,
FLEET NATIONAL BANK, as a Lender

By:	/s/ THOMAS F. BRENNAN
Thomas F. Brennan Senior Vice President

BANKNORTH, N.A., as a Lender

By:	/s/ JON R. SUNDSTROM
Jon R. Sundstrom Senior Vice President